CS Financing Corporation
21 Tamal Vista Blvd., Suite 230
Corte Madera, CA 94925
415-927-7302

Mark Williams
Chief Financial Officer

May 28, 2009

Ms. Babette Cooper
Division of Corporation Finance,
Mail Stop 4561
Securities and Exchange Commission
Washington, DC 20549

Re:	CS Financing Corporation (the “Company”)
Form 10-Q for Fiscal Quarter Ended
September 30, 2008
Filed November 13, 2008
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed March 31, 2009
File No. 333-129919

Dear Ms. Cooper:

This letter is a revised response to the comment letter of the Staff dated April 23, 2009 after discussions with you on May 28, 2009.  For your convenience, we have reproduced the Staff’s comment preceding our response.  This letter includes our revised response to Item 8 concerning the amortization of debt placement costs.  Please refer to our letter submitted on May 6, 2009 for our response to Items 1 -7.

Form 10-K as of December 31, 2008

8.
On page 4 you state you have suspended the offering of your notes on November 13, 2008 and do not plan to recommence such offers until after you have ceased the private offering of your preferred stock.  Please note that you are required to write off all deferred offering costs of abandoned offerings as detailed in SAB Topic 5A.  Please tell us what consideration was given to this guidance at both December 31, 2008 and March 31, 2009 and your analysis as it relates to whether or not you should have written off all deferred offering costs related to your notes.

Response:

Our Debt Placement Costs consist of sales commissions and expenses associated with the sale of our bonds.  As bonds are sold, these costs are capitalized and then amortized over the term of the related financing agreements using the effective interest method.  Through March 31, 2009, total Debt Placement Costs incurred since inception was $1,050,800.  Of this amount $693,649 is currently being amortized as described above.  The difference of $357,151 relates to Legal expenses incurred prior to any bond sales, and has been allocated to the entire offering of $100,000,000.  Management has determined that this asset ($357,151 of debt placement costs) no longer has probable future economic benefits as described in CON 6 paragraph 25.  Accordingly, the company will expense this balance ($357,151) in May of 2009.  It is our understanding that SAB Topic 5A is referring to an offering of equity securities. We will continue to amortize the $693,649 debt placement costs and future debt placement costs incurred over the term of the related financing agreements using the effective interest method in accordance with SFAS 91.

Please contact me if you have any additional questions or if you need any additional information.

Sincerely,

__/s/ Mark Williams__
Mark Williams
Chief Financial Officer
CS Financing Corporation

cc:           Richard Dobson, Esq.